UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 18, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Update

Controlled Subsidiary Investment – Waypoint Austin Georgetown Owner, LLC

On November 27, 2017, we directly acquired ownership of a “majority-owned subsidiary,” Waypoint Austin Georgetown Owner, LLC (the “Waypoint Georgetown Controlled Subsidiary”), in which we had the right to receive a preferred economic return for a purchase price of $5,815,000, which was the initial stated value of our equity interest in the Waypoint Georgetown Controlled Subsidiary (the “Waypoint Georgetown Investment”). The Waypoint Georgetown Controlled Subsidiary used the proceeds to develop a single multifamily property totaling 270 units located at NE Inner Loop & University Ave, Georgetown, TX 78626  (the “Waypoint Georgetown Property”). Details of the acquisition can be found here.

 The project was completed in Q1 2020 and was roughly 85% occupied by September 2020. With the project approaching stabilization, the Waypoint Georgetown Controlled Subsidiary elected to redeem the Waypoint Georgetown Investment on September 18, 2020. All preferred return payments have been paid in full during the investment period, yielding an annualized return of approximately 11.0%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      September 24, 2020